Filed by MasterCard Incorporated
                         Pursuant to Rule 425 under the Securities Act of 1933

                                     Subject Company:  MasterCard Incorporated

                                                              June 6, 2001


Contacts:
Sharon Gamsin, MasterCard International, 1-914-249-5622
Charlotte O'Connor, Europay International, 32-2-352-5647

                MASTERCARD AND EUROPAY ANNOUNCE PLAN TO COMBINE
              INTO A GLOBAL PAYMENTS ORGANIZATION WITH A PRIVATE
                           SHARE OWNERSHIP STRUCTURE

MUNICH, June 6, 2001 - MasterCard International and Europay International said today that their boards of directors have agreed in principle to combine their organizations into a unified global shareholder-owned corporation. Speaking at Europay's annual membership meeting, MasterCard president and chief executive officer Robert W. Selander, and Europay chief executive officer Peter Hoch, said the combination would deliver significant operating efficiencies and strengthened marketing and branding to their members globally.

MasterCard International has had a long-standing alliance with Europay, and currently owns a 12.2% share of Europay, and a 15% interest in EPSS, Europay's processing subsidiary. In addition, MasterCard and Europay each own 50% of Maestro, the world's leading global online debit program.

"This combination will be an important step toward becoming a seamless, global organization that can serve all financial institutions, whether they operate in one country, on one continent, or in diverse markets around the world," Mr. Selander said. "It brings together Europay's particular strength in debit, chip, and m-commerce, with MasterCard's award-winning brand marketing expertise and strength in e-commerce and processing technology."

Mr. Hoch added that, "This integration is the logical consequence of worldwide trends in consolidation and globalization, particularly in the payments industry. A regional scope is no longer good enough. The requirements of e- and m-commerce demand a global approach. Together, MasterCard and Europay will have increased strategic flexibility, improved economics of scale, strengthened consumer recognition and shorter time-to-market for innovative products and services."

Mr. Selander also said that in connection with the proposed integration with Europay, MasterCard would convert from a membership corporation to a private share corporation, MasterCard Incorporated, with MasterCard principal members and Europay shareholders becoming equity owners. The conversion to a private share corporation would facilitate the transaction with Europay, which is a private share corporation. It is also expected to more closely align the interests of MasterCard with those of its member-stockholders, because the value created by MasterCard for its member-stockholders will be reflected directly in the value of their shares.

Following completion of the transaction, Europay staff would provide the framework for the European region of MasterCard, which will continue to be based in Waterloo, Belgium. Mr. Hoch will retain his leadership role for the region and will report to Mr. Selander. As with all MasterCard regions, the European region will have its own board, which will make decisions on regional issues consistent with MasterCard's global strategy.

"For example, under the umbrella of MasterCard there is a full range of payment programs available for the use of member banks," Hoch said. "In

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Europe, financial institutions continue to have the choice to promote the well-recognized Eurocard name along with the MasterCard brand, if they consider it appropriate for their markets."

The integration of MasterCard and Europay has been approved in principle by each company's board of directors, and will be submitted to their respective constituents for approval. MasterCard's share conversion will be subject to approval by a majority of MasterCard International's principal members, and each Europay shareholder will be asked to agree to exchange its shares in Europay for shares of MasterCard Incorporated, in connection with the integration. Both transactions are subject to customary closing conditions, including the receipt of necessary regulatory approvals. MasterCard will soon file a registration statement with the Securities and Exchange Commission to effect the conversion to a private share corporation.

   Upon completion of the transaction, MasterCard's principal members and Europay shareholders will receive shares in MasterCard Incorporated, the new holding company, and a membership interest in MasterCard International, which will continue as MasterCard Incorporated's principal operating subsidiary.

About MasterCard

MasterCard International has the most comprehensive portfolio of payment brands in the world. More than 1.7 billion MasterCard(R), Cirrus(R) and Maestro(R) logos are present on credit, charge and debit cards in circulation today. An association comprised of more than 20,000 member financial institutions, MasterCard serves consumers and businesses, both large and small, in 210 countries and territories. MasterCard is the leader in quality and innovation, offering a wide range of payment solutions in the virtual and traditional worlds. MasterCard's award-winning Priceless(R) advertising campaign is now seen in 81 countries and in more than 36 languages, giving the MasterCard brand reach and scope unrivaled by any competitor in the industry. With more than 21 million acceptance locations, no card is accepted in more places and by more merchants than the MasterCard Card. In 2000, gross dollar volume exceeded US$857 billion. MasterCard can be reached through its World Wide Web site at http://www.mastercard.com.

About Europay International

Europay International, headquartered in Waterloo, Belgium, is Europe's leading payments organisation, dedicated to providing a tailored product range and support sevices to its more than 9,000 Member banks. At present, over 271 million cards (Eurocard-MasterCard, Maestro, Cirrus and eurocheque) provide European and global debit and credit card services, and offer cash access to Europe's largest network of more than 277,000 ATMs in 43 countries. Through its alliance with MasterCard International, over 580,000 ATMs and more than 19 million retail locations worldwide accept Europay products. Europay's website at www.europay.com gives a detailed view on the company's products and services and shows how Europay offers its Member banks both support and leadership on issues including virtual commerce, chip technology, security & risk management, and the advent of the euro.


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